EXHIBIT 1

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                                   LIHIR GOLD
                                     LIMITED
                        INCORPORATED IN PAPUA NEW GUINEA
                                ARBN 069 803 998

7 May, 1998



Mr. Ian Telfer
Director and Chief Executive Officer
Vengold Inc.

Dear Mr. Telfer,

PLACEMENT OF NEW SHARES - LIHIR GOLD LIMITED

We refer to our recent discussions regarding a proposed placement of shares by Lihir Gold Limited to raise US$67 million and comprising approximately 4.6% of the issued capital of the Company (the "Placement").

The following represents the terms upon which Vengold Inc. or its nominee is offered participation in the Placement:

PLACEMENT OFFER: Lihir Gold Limited hereby offers to Vengold Inc. or its nominee approved by Lihir Gold Limited, for subscription on the terms and conditions of this letter, 21,550,929 ordinary shares in Lihir Gold Limited ("Shareholder Entitlement") as part of the Placement.

PLACEMENT PRICE: A$2.49 per share ("Placement Price") payable in United States Dollars. The Exchange rate to be used for conversion of Australian dollars to United States dollars is 0.6419.

RANKING: The New Shares will rank pari passu in all respects with all other ordinary shares already issued by the Company.

PLACEMENT DATE: Vengold Inc. will purchase the Shareholder Entitlement on 8 May 1998 ("Placement Date").

PAYMENT: Payment of the Placement Price shall be made on May 14, 1998 or such later date mutually agreed by the transfer of clear funds to the accounts notified by Lihir Gold Limited.



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NOT OFFER TO  PUBLIC:  Lihir  Gold  Limited  has the right to make such offer or invitations in relation to the Placement of the New Shares as it sees fit provided that each offer or invitation is not an offer to the public under the Companies Act (Chapter 146) or the Securities Act 1997 of Papua Guinea or is an
excluded  offer  or  invitation  for  the  purposes  of  the   Corporations  Law
(Australia) (if applicable).

INFORMATION: Lihir Gold Limited warrants to Vengold Inc. that at the date of this letter, Lihir Gold Limited is in compliance with the disclosure obligations under Rule 3.1 of Chapter 3 of the ASX Listing Rules.

UNDERTAKINGS: Vengold Inc. or its approved nominee may only accept the offer in respect of all of the new shares which make up the Shareholder Entitlement and Second Entitlement. Where the prospectus provisions of the Australian Corporations Law apply to the placement of shares pursuant to this offer, Vengold Inc. also undertakes that for a period of 6 months following the placement, any subsequent sale of any shares issued pursuant to this offer in Australia will be made on the stock market of Australian Stock Exchange Limited and will not be a transaction required to be reported as "special", or the sale will be the result of an offer which is an excluded offer within the Corporations Law.

ACCEPTANCE AND LAW OF OFFER: The law of this offer shall be the law of Papua New Guinea and this offer is made in Papua New Guinea. Acceptance of this offer shall occur upon receipt by Lihir Gold Limited of an executed copy of this letter by delivery to Level 7 Pacific Place Port Moresby or upon receipt on Lihir Island facsimile no 675 986 4018 and copy 675 986 4075. The offer must be accepted on or before 8 May 1998.

OPTION TO LIBIRIAN EQUITY TRUST: Lihir Gold Limited has or is to provide an option to Mineral Resources Lihir Pty Ltd ("MRL") for MRL to acquire 3,594,531 ordinary shares of Lihir Gold Limited on the following terms:-

              (ii) The number of shares subject to option is 3,594,531 ordinary shares. Strike Price - The same A$ and US$ price per share as under this offer for the Shareholder Entitlement.

              (iii) Currency - US$ or Kina if US$ not possible. If Kina then at the exchange rate prevailing at 4.00pm on the date of the placement, being the mid point of the buy and sell rates quoted by the Papua New Guinea Banking Corporation.
              (iv)     Term of Option - 3 Months from the date of the Placement.

If MRL does not exercise the option in whole, Lihir Gold Limited offers to Vengold Inc. or its approved nominee, for subscription, the number of ordinary shares of Lihir Gold Limited not acquired by MRL under the above option ("Second Entitlement") as part of the Placement. The Second Entitlement shares shall be on the same terms





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and  conditions as offered to MRL under the above option with the exception that the payment of the subscription price shall be paid by Vengold Inc. in United States Dollars within 5 business days of the option lapsing or being exercised by MRL in part as the case may be. Placement shall take place contemporaneously with payment by Vengold Inc.



Yours sincerely,




/s/ Michael Merton
---------------------------------------
Michael Merton
Director - Lihir Gold Limited
for and on behalf of Lihir Gold Limited

The above offer for the Shareholder Entitlement and the Second Entitlement are accepted.



/s/ Glenn Ives
-----------------------------------------
For and on behalf of Vengold Inc. (or its approved nominee)
Director